MEMORANDUM

DATE:	July 24, 2013

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 1-13439

We are responding to the comments received from Mr. H. Roger Schwall, Assistant Director of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated July 11, 2013 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 28, 2013 (the “Form 10-K”). We propose to address both of the Staff’s comments in this response letter and, on an ongoing basis, the Staff’s second comment in our future annual and quarterly reports, rather than through an amendment of the Company’s Form 10-K.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s comments in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

General, page 4

1.	We note that you have operations in the Middle East within your Asia-Pacific geographic segment. Please tell us the countries in the Middle East in which you operate.

Response:

We operate in Qatar and the United Arab Emirates through offices or facilities in those countries. We also sell products into or provide services to customers in other Middle East countries, including Kuwait, Saudi Arabia, Iraq and Oman, but without maintaining any offices or facilities in those countries. We do not operate in, sell products into or provide services to customers in countries that are subject to U.S. economic sanctions and export controls.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 36

2.	We note your explanation of the large swing in your 2012 operating cash flow as being attributed to increases in both trade receivables and inventory. Your explanation at page 37 that both trade receivables and inventory increased due to the effects of having longer-term projects suggests that the variance has occurred only recently, when it appears that these two balance sheet line items have been building for several years. Given that you expect to fill approximately 66% of your December 31, 2012 backlog in the next year, we would not expect a prolonged buildup in these two balances. Please revise the sources and uses of cash analysis within your liquidity and capital resources discussion to provide qualitative reasons for these changes. If you have provided this discussion elsewhere, please provide a cross-reference to that disclosure here. See Item 303(a)(1) and (2) of Regulation S-K, Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Response:

We respectfully acknowledge the Staff’s comment. Our net cash provided by operating activities changed from a $101.9 million source of cash in 2011 to an $8.2 million use of cash in 2012. This change was primarily attributable to an increase in cash used to build working capital ($159.9 million in 2012 compared to $20.7 million in 2011). We disclosed that the primary uses of cash in 2012 were $81.6 million attributable to increases in trade receivables and $81.9 million attributable to increases in inventory.

With respect to trade receivables, we disclosed that the $81.6 million increase was attributable to a growth in revenues in 2012 and an increase in unbilled revenues related to long-term projects. Of this increase, approximately $31.6 million related to unbilled receivables on long-term projects (as disclosed in footnote 2 on page 54) with the remainder relating to overall revenue growth. The $31.6 million increase in unbilled revenue related to long-term projects was attributable to our meeting contractual milestones in 2012 on several significant subsea projects that were added to backlog in 2010 and early 2011. Our customers, including major integrated and large independent oil and gas companies, had delayed these projects due to uncertainties regarding permitting requirements, quality control review issues, engineering and testing procedures and related matters as a result of the Deepwater Horizon incident in April 2010 and the resulting drilling moratorium in the U.S. Gulf of Mexico.

With respect to inventory, we disclosed that the increase from 2011 to 2012 was attributable to higher balances in work in progress and finished goods to accommodate the higher backlog requirements related to long-term projects. In addition to the buildup of inventory to accommodate delayed projects that were resumed in late 2011 and early 2012, our inventory balance increased due to significant increases in our backlog over the last three years. We have disclosed since 2009 our consistent expectation that between 65% and 68% of our backlog at year-end will be shipped within twelve months. During this time period, our backlog has increased from approximately $563 million in 2009 to approximately $881 million in 2012, most recently impacted by our contract with Petrobras, Brazil’s national oil company, as disclosed in our backlog discussion on page 37. Our inventory balance increased approximately 30% (from $277.8 million at December 31, 2011 to $362.2 million at December 31, 2012) to accommodate production associated with previously delayed projects and our increasing backlog.

We propose to clarify our disclosure related to these matters in our future filings on Forms 10-K and 10-Q beginning with our Form 10-Q for the quarter ended June 30, 2013. We would propose language similar to the following, and updated as appropriate, in future filings:

During 2012, the Company used $8.2 million of cash from operating activities as compared to generating $101.9 million during 2011. Cash totaling approximately $159.9 million was used during 2012 due to increases in operating assets and liabilities, compared to $20.7 million that was used during 2011. The changes in operating assets and liabilities during 2012 primarily reflected an increase in trade receivables of $81.6 million and an increase in inventory of $81.9 million. Trade receivables increased approximately $50.0 million due to the growth of revenues in 2012 (as discussed previously) and an increase in unbilled revenues related to long-term projects of $31.6 million (as discussed in Note 2 to the consolidated financial statements). Inventory increased to accommodate increases in backlog (discussed below) and as a result of resuming work on several long-term projects in late 2011 and early 2012.

With respect to the Staff’s comment regarding a prolonged buildup in our trade receivables and inventory balances, we note that the Company has experienced growth over the last several years (revenue increased 22% in 2012, 6% in 2011, 5% in 2010; backlog increased 23% in 2012 and 14% in 2011). We believe continuing increases in accounts receivable and inventory are consistent with our operations. Trade receivables increase as larger backlog amounts are translated into revenue, and inventory balances increase to accommodate production associated with our growing backlog.

July 24, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated July 11, 2013

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated July 11, 2013 from Mr. H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K for the year ended December 31, 2012 of Dril-Quip, Inc. (the “Company”), filed February 28, 2013, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President—Finance and Chief Financial Officer

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